December 23, 2005
Via EDGAR and
Facsimile (202) 772-9220

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 - 7010

Attn: Jenifer Gallagher
Karl Hiller

Re.	Superior Energy Services, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 15, 2005 File No. 333-22603
Ladies and Gentlemen:
     This letter is being filed on behalf of Superior Energy Services, Inc. (the “Company”) in response to the comment received from the Commission’s staff by facsimile transmission on December 15, 2005 with respect to the above-captioned Form 10-K. To expedite your review of the response set forth below, we have numbered and reproduced in italics the full text of the staff’s comment followed by the response.
General
1.	We note you filed a Form S-4 to register your 8.875% Senior Notes, due May 2011 in July 2001. In addition, we note you included within the Form S-4 condensed consolidated financial information related to certain subsidiary guarantors of the notes. Under Rules 3-10(f) and 3-10(i)(8) of Regulation S-X, you are required to also include subsidiary guarantor financial information and related disclosures in the periodic reports you are required to file under the Exchange Act. Please comply with these reporting requirements, or tell us why you believe they are no longer applicable.
Response
     As noted, the Company previously included condensed consolidated financial information related to certain subsidiary guarantors of the 8.875% senior notes within the Form S-4, which the Company filed in July 2001. The Form S-4 registering the senior notes was declared effective on July 26, 2001 (Reg. No. 333-64946) and the related exchange offer was

Securities and Exchange Commission
December 23, 2005

completed on August 27, 2001. Since the senior notes are held by a small number of institutional investors, on September 19, 2001, we filed a Form 15 to terminate the registration of the notes and, thereby, the requisite filing requirement under Rule 3-10 with respect to these securities and our concomitant reporting obligations under the Exchange Act. Accordingly, we haven’t viewed Rules 3-10(f) or (i) to be applicable to our senior notes or subsidiary guarantees on an ongoing basis. However, as part of our Exchange Act reporting procedures, we did consider voluntarily including condensed consolidated financial information. As part of this review, we noted that the (i) the senior notes are held by a small number of sophisticated investors, (ii) the assets and earnings of our non-guarantor subsidiaries are minimal and (iii) significant additional cost would be incurred in order to provide this additional financial information. As a result, we concluded that providing the subsidiary guarantor financial information would not be cost-effective or contribute to an enhanced presentation of our financial position. Since we made this determination, none of our note holders has questioned this determination or requested any additional related financial information.
     Thank you for your assistance with this filing. If you have questions or comments, please call me at your convenience at (504) 362-4321.

Sincerely,
/s/ Robert S. Taylor
Robert S. Taylor
Executive Vice President, Treasurer and Chief Financial Officer